1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
May 13, 2026	www.integraresources.com

INTEGRA ENTERS INTO EQUITY AGREEMENT WITH THE SHOSHONE-PAIUTE TRIBES

Vancouver, British Columbia - May 13, 2026 - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) and the Shoshone-Paiute Tribes (the "Shoshone-Paiute") are pleased to announce they have entered into an agreement pursuant to which Integra will grant 517,103 common shares of the Company (the "Common Shares") to the Shoshone-Paiute with an aggregate value of US$1,500,000 (the "Equity Grant"). The Common Shares are priced at C$3.97, which reflects the closing price of the Common Shares on the TSX Venture Exchange immediately prior to execution of the agreement.

Today's announcement reflects the significant work undertaken by Integra and the Shoshone-Paiute to collaboratively design and implement processes and initiatives to address their respective interests in respect of the DeLamar Project  ("DeLamar" or the "Project"), including significant work undertaken with respect to participation in baseline data collection, tribal monitoring, and mine plan co-development. The Equity Grant is a tangible step toward the parties building further consensus regarding the Project and supports the Shoshone-Paiute to participate as a long-term partner with a direct interest in value creation associated with the Project. The Equity Grant represents a further step in an evolving relationship between Integra and the Shoshone-Paiute, grounded in mutual respect, shared outcomes, and alignment on how the DeLamar Project is advanced.

Completion of the Equity Grant is subject to customary closing conditions, including the approval of the NYSE American.

George Salamis, President and CEO of Integra Resources, commented: "Integra views this as a further step in building a long-term partnership with the Shoshone-Paiute in relation to the DeLamar Project. The work we have done together to date has helped shape a Project that is better understood, more predictable, and better positioned to earn support locally and across the region by all stakeholders. Our focus is on advancing DeLamar responsibly and aggressively - creating jobs, supporting the regional economy, and building a Project with a positive legacy that communities can stand behind over the long term."

Chairman Brian Mason of the Shoshone-Paiute commented: "Our Nation takes a generational view in evaluating opportunities to ensure they align with Shoshone-Paiute values, protect our cultural resources, and support lasting benefits for our people. Equity ownership reflects the progress we have made in building a relationship with Integra based on respect and transparency. This allows us to participate with projects where there is alignment, furthering our goals for economic independence and diversification and a healthy future for our Nation, while maintaining our sovereignty in how projects move forward."

The DeLamar Project, developed with demonstrated dedication to early engagement and alignment of broad interests, has evolved with a maintained focus on efficient and predictable advancement through permitting, so that it may contribute to regional economic growth, and create long-term opportunities for local communities. As the DeLamar Project continues to advance, the Company remains focused on transparency, responsible development, and building broad-based support across all stakeholders. The Equity Grant announced today is intended to support long-term economic opportunities for the Shoshone-Paiute Tribes while reinforcing a collaborative framework for engagement specific to the DeLamar Project.

About Integra Resources Corp.

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: expected benefits of the advancement of the DeLamar Project, the intended benefits of the Equity Grant, the Company's plans, objectives and expectations in respect of its projects; and the future financial or operating performance of the Company.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties including absence of any equipment or infrastructure failures; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons, absent registration under the Securities Act and all applicable state securities laws or pursuant to an exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.